FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2005

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X   Form 40-F
                                        ---            ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes      No  X
                                        ---     ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of Announcement No. 1 - 2005 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on January 25, 2005.

Exhibit 1
ANNOUNCEMENT NO. 1 - 2005


25 January 2005


Increased 2004 profits by DKK 150 mill.
Purchase of vessels

TORM increases its 2004 profit before tax to app. DKK 2,334 mill. Profit before value adjustments and tax is app. DKK 1,300 mill. compared to the previous expectations of minimum DKK 1,150 mill. as announced in the nine months 2004 report. Additionally, the unrealised gain on the Company's shareholding in Norden is DKK 1,034 mill. The results are expected to be impacted by a small provision for taxes.

The results are unaudited and will be further elaborated in the 2004 annual report, which will be released on 8 March 2005 and will also comment on the Company's expectations for 2005.

TORM has today entered into an agreement to acquire four LR1 product tankers from Malaysian Bulk Carriers Group. The agreement comprises a 2003-built LR1 product tanker to be delivered in February 2005 and three LR1 newbuildings from the Samsung yard in Korea, which are expected to be delivered in March 2005, September 2005 and January 2006. The acquisition will take place as a purchase of a total of five companies with no other activities than operation and construction of said vessels.

Additionally, TORM has agreed to acquire 1.5 LR1 product tankers from Wah Kwong Shipping Holdings Limited. The first of these vessels has been acquired jointly and evenly with J. B. Ugland Shipping A/S and is expected to be delivered from the New Century yard in China in November 2006, while the other vessel, which is chartered out at fixed rates on a seven-year charter, is expected to be delivered from the New Century yard in China in January 2007. All six vessels will over time join the TORM LR1 pool.

The purchase of the vessels should be seen as part of a continued fleet renewal to keep a modern fleet with an average age among the lowest in the world. Also, of the three tanker pools, the LR1 pool is the pool where TORM has had the greatest wish to expand. TORM's purchase of the 5.5 vessels should be seen in the context of the sale of TORM Margrethe and TORM Hilde, which have been sold with time charter back to TORM and will be delivered to the new owners in Q1 2005.

The total price for the 5.5 vessels will be around USD 250 mill.

Following these transactions, TORM's order book is the following:

--------------------------------------------------------------------------------
                                 TORM order book

                2005                  2006               2007       2008   TOTAL
--------------------------------------------------------------------------------
        Q1   Q2   Q3   Q4   Q1   Q2   Q3   Q4   Q1   Q2   Q3   Q4    Q1
LR2                               1    1         1    1               1        5
LR1           2         1    1            0.5    1                           5.5
MR       1    1                                                                2
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A/S Dampskibsselskabet TORM
Contact persons:  Klaus Kjaerulff, CEO (tel.: +45 39 17 92 00)
                  Klaus Nyborg, CFO (tel.: +45 39 17 92 00)



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SAFE HARBOR STATEMENT - FORWARD LOOKING STATEMENTS
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Matters discussed in this release may constitute forward-looking statements.
Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of crude oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated: January 27, 2005
                                                       By: /s/ Klaus Nyborg
                                                       -------------------------
                                                       Klaus Nyborg
                                                       Chief Financial Officer

03810.0001 #542996